SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

1.              DATE, TIME AND PLACE: On March 10,2021, at 02:00 p.m, through videoconference, due to the restrictions in force to the traffic of people caused by the COVID-19 pandemic.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting convened pursuant to the Internal Regulations of the Fiscal Council of Braskem S.A. (“Company”), with the attendance of all the Board Members indicated below. The Chairman of the Fiscal Council, Mr. Carlos Alberto Rechelo Neto, presided over the meeting and Ms. Clarisse Mello Machado Schlieckmann acted as secretary.

3.              AGENDA: After examining the matters on the agenda, the members of the Fiscal Council, within the attributions provided for by Law No. 6,404/76, as amended, and fulfilling their duties as a Fiscal Council, in accordance with the rules of the Securities and Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002, resolved on the following matters:

3.1.	PRESENTATION OF THE INDEPENDENT AUDITORS' REPORT ON THE COMPANY'S INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS REGARDING THE FISCAL YEAR ENDED ON DECEMBER 31, 2020: Mr. Octavio Zampirollo, as Grant Thornton Auditores Independentes’ representative, presented the Independent Auditors' report on the Company's Individual and Consolidated Financial Statements regarding the Fiscal Year ended on December 31, 2020. Mr. Octavio Zampirollo reaffirmed Grant Thrornton’s independence and stated they did not find any adjustments that could materially affect such Financial Statements; therefore, the opinion on the Company’s Individual and Consolidated Financial Statements regarding the Fiscal Year ended on December 31, 2020, will be issued without reservations and with two paragraphs of emphasis on the topics “investigation in progress at Braskem Idesa” and “Collective lawsuit against the Company and some of its current and former executives at the New Jersey District Court in the United States”.

3.2.	REVIEW AND OPINION ON (I) THE FINANCIAL STATEMENTS AND MANAGEMENT REPORT RELATED TO THE FISCAL YEAR ENDED ON DECEMBER 31, 2020 AND (II) ALLOCATION OF RESULTS WITH APPLICATION OF RESERVATIONS FOR ABSORPTION OF LOSS: After reviewing the Annual Management Report, the individual and consolidated Financial Statements prepared pursuant to the accounting practices adopted in Brazil and based on the IFRS standards, approved by IASB, as the case may be, to be filed at CVM, and the proposal for Allocation of Results with the application of reservations for partial absorption of the loss related to the fiscal year ended on December 31, 2020, the Board Members issued a favorable opinion on the Annual Management Report, the individual and consolidated Financial Statements and the proposal for Allocation of Results with the application of reservations for partial absorption of the loss related to the fiscal year ended on December 31, 2020, and issued a favorable opinion, according to Exhibit I.
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4.              ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo/SP, March 10, 2021.

Carlos Alberto Rechelo Neto Chairman Gilberto Braga Effective Member	Clarisse Mello Machado Schlieckmann Secretary Ismael Campos de Abreu Effective Member
Amós da Silva Cancio Effective Member	Heloisa Belotti Bedicks Effective Member

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EXHIBIT I

BRASKEM S.A.

TAX ID (CNPJ) No. 42.150.391/0001-70

FISCAL COUNCIL’S REPORT

BRASKEM S.A.’s members of the Fiscal Council, exercising the powers provided for in article 163, items II, III and VII, of Law No. 6,404/76, after reviewing (i) the Annual Management Report, (ii) the Company's Individual and Consolidated Financial Statements and the respective Explanatory Notes of the Company related to the fiscal year ended on December 31, 2020, and the Independent Auditors' Opinion, as well as (iii) the management's proposal to state the accrued loss related to the fiscal year ended on December 31, 2020, as ascertained in the statement of net equity, in the amount of six billion, six hundred and ninety-one million, seven hundred and twenty thousand, three hundred and twenty reais and seventy-four cents (R$ 6,691,720,320.74), included in the Financial Statements for the fiscal year ended on December 31, 2020, and for the balances of the Company's Capital Reserves and Profit Reserves to be applied for partial absorption of the loss recorded in the fiscal year, unanimously concluded that the reviewed documents properly reflect the Company’s financial and equity status, and issued an opinion in the sense that the documents may be approved by the Company’s Annual General Meeting, considering the unqualified opinion of Grant Thornton Auditores Independentes', with paragraphs of emphasis, issued on March 10, 2021.

São Paulo/SP, March 10, 2021.

Carlos Alberto Rechelo Neto Effective Member Ismael Campos de Abreu Effective Member	Gilberto Braga Effective Member Amós da Silva Cancio Effective Member
Heloisa Belotti Bedicks Effective Member

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.